

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3561

January 8, 2008

By U.S. Mail

Mr. P. Ogden Loux
Chief Financial Officer
W.W. Grainger, Inc.
100 Grainger Parkway
Lake Forest, IL 60045-5201

>   **Re: W.W. Grainger, Inc.**
>   **Form 10-K for the year ended December 31, 2006**
>   **Filed February 27, 2007**
>   **File No. 1-05684**

Dear Mr. Loux:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief Accountant